

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Jian Zhang
Chairman and Chief Executive Officer
Distoken Acquisition Corporation
Unit 1006, Block C, Jinshangjun Park
No. 2 Xiaoba Road, Panlong District
Kunming, Yunnan, People's Republic of China

     Re: Distoken Acquisition Corporation
          Registration Statement on Form S-1
          Filed September 15, 2020
          File No. 333-248822

Dear Mr. Zhang:

     We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed September 15, 2020

Our sponsor may decide . . .,, page 21

1.   We note the added disclosure here. Please revise to disclose whether shareholders will vote on any extension and whether they will be entitled to redeem their shares in connection with an extension.

Our warrant agreement will designate the courts of the State of New York or the United States District Court..., page 28

2.   Revise the disclosure here and under "Warrants" on page 99 regarding the exclusive forum provision to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and

their rules and regulations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing